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EXHIBIT 12.1

Ratio of Earningns to Fixed charges
Southern Copper Corporation
Computation of Ratio of Earnings to Fixed Charges
(Amounts in Thousands of dollars)

							Three Months Ended March 31,
	2001		2002	2003	2004	2005	2005	2006
Earnings before tax, minority interest and cumulative effect of change in accounting principle	(65,792)		65,288	209,468	1,420,871	2,002,367	445,907	623,170
Fixed Charges:
Interest expense, net of capitalized interest	171,242		128,747	117,009	107,904	108,874	26,998	22,907
Amortized premiums, discounts and capital expenses related to indebtedness	2,159		12,400	5,844	16,500	10,559	1,690	0

Total fixed charges	173,401		141,147	122,853	124,404	119,433	28,688	22,907

Pre-tax income(loss) from continuing operations plus fixed charges	107,609		206,435	332,321	1,545,275	2,121,800	474,595	646,077

Ratio of earnings to fixed charges	(A	)	1.5	2.7	12.4	17.8	16.5	28.2

(A)
Due to Southern Copper corporation's loss in 2001, the ratio coverage was less than 1:1. Southern Copper Corporation must generate additional earnings of $65,792 to achieve a coverage of 1:1

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